The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

June 6, 2019

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Megan Miller

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”)

Registration Statement on Form N-14

File No.: 333-230834

Dear Ms. Lithotomos and Ms. Miller:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (the “Registration Statement”) filed on May 31, 2019. The Registration Statement discusses the reorganization transaction pursuant to which the MFAM Global Opportunities Fund, a series of the Company (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, the MFAM Emerging Markets Fund, a separate series of the Company (the “Acquired Fund”). Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response.

1.	Combined Prospectus/Information Statement – Section III.A.

Staff Comment: Please confirm that any fees waived or expenses reimbursed by the Adviser on behalf of the Acquired Fund will not carry over and be subject to recoupment by the Acquiring Fund following the Reorganization.

Response: The Company supplementally confirms that any fees waived or expenses reimbursed by the Adviser on behalf of the Acquired Fund will not be subject to recoupment by the Acquiring Fund.

2.	Combined Prospectus/Information Statement – Section IV.A.

Staff Comment: Please confirm whether there will be any material re-positioning of the Acquired Fund’s portfolio holdings prior to the Reorganization such that the Acquired Fund anticipates a special capital gains distribution or incurring material trading costs.

Response: The Company supplementally confirms that the Acquired Fund is not expected to materially re-position its portfolio prior to the Reorganization, and accordingly no further disclosure is required.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

Denise Coursey, Motley Fool Asset Management, LLC

Jillian Bosmann, Drinker Biddle & Reath LLP

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